UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


     For the period              August 21, 2000 to October 25, 2000
                      ---------------------------------------------------------


                                   JACADA LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                           11 GALGALEI HAPLADA STREET,
                             HERZLIYA, 46722 ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|        Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|




54497.0003

                                EXPLANATORY NOTE


Attached is:

1.         Press Release, released publicly on October 25, 2000.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Date: October 25, 2000


               JACADA LTD.

               By: /s/ Ran Oz
                   ------------------------------------------------
                   Name: Ran Oz
                   Title: Chief Financial Officer & General Manager

                                                                        JACADA


            JACADA REPORTS RECORD REVENUE FOR THE THIRD QUARTER 2000

      STRONGER THAN EXPECTED SALES RESULT IN 74 PERCENT INCREASE IN REVENUE


ATLANTA - OCTOBER 25, 2000 - Jacada Ltd. (NASDAQ: JCDA), a leading provider of e-business infrastructure software, today reported results for the third quarter and nine-months ended September 30, 2000. This was the sixth consecutive quarter in which the company reported positive earnings and the eleventh consecutive quarter of revenue growth.

           Revenue for the third quarter was up a record 74 percent to $6.8 million, compared to $3.9 million in the same period last year. Software license revenue for the third quarter rose by 76 percent to $4.0 million, compared with $2.3 million for the same period last year. Gross profit for the quarter increased by 74 percent to $5.2 million, compared to $3.0 million in third quarter 1999. Net income for the quarter was $163 thousand or $0.01 per share, compared to net income of $15 thousand, or $0.00 per share, in the third quarter of 1999.

           Revenue for the nine-month period ended September 30, 2000 was $17.3 million, compared to $10.2 in the same period last year. Software license revenue was up 84 percent to $10.8 million, compared to the same nine-month period in 1999. Gross profit for the nine-month period in 2000 increased 68 percent to $13.1 million, compared to $7.8 million in the same period last year. Net income for the nine months increased to $448 thousand or $0.02 per share. This compares to a net loss of $388 thousand for the same nine-month period last year.

           "In the third quarter, we again significantly grew our revenue while controlling expenses and reporting positive bottom line results," said Mike Potts, president of Jacada. "Jacada continues to deliver exceptional growth quarter after quarter while increasing our backlog. This track record of successful results is a testimony to our superior technology which addresses a huge and expanding market, and five years of operating a proven business model."

HIGHLIGHTS FOR THE THIRD QUARTER:

           Customers - The direct sales channel continued strong growth during the third quarter. Some of the most significant new business wins include agreements with Arch Wireless, Inc., the State of Ohio, State Auto Mutual Insurance Company, 21st Century Insurance Company and AIT Worldwide Logistics.

           Arch Wireless, Inc. selected Jacada to Web-enable its call center application as well as integrate the organization's online store with its back office systems. Arch Wireless will implement Jacada(R) for Java to graphically enhance the character-based customer service application as well as make it available to call center employees via an intranet. Arch will utilize Jacada(R) Connects to integrate its online store with their legacy back-office systems for real-time order processing and inventory management.

           In the third quarter, Jacada also expanded existing customer relationships through additional services and software agreements with several key customers including Prudential Insurance, Unigroup and Lesco.

           Independent Software Vendors - Jacada's indirect sales channel continued its growth in the third quarter with the addition of new partnerships including Metaserver Inc., and Saskatchewan Telecommunications International, Inc. Jacada's partner Telcordia Technologies achieved a significant milestone by installing its first Web-enabled application utilizing Jacada(R) for Java. BellSouth Corporation was the first Telcordia customer to implement Telcordia's Web-enabled SWITCH(R) application.

           International Expansion - "This quarter we moved forward with the expansion of our European and Canadian operations with several strategic sales and marketing hires," said Potts. "We expect that our European operations will become a larger contributor to our revenue and profit in 2001."

           Jacada Ltd. will host a Web cast on Wednesday, October 25th, 2000, beginning at 10:00 am eastern time to review third quarter 2000 results. The Web cast can be accessed at www.jacada.com.

           ABOUT JACADA -- Jacada Ltd. provides a complete software infrastructure to rapidly transform legacy systems into e-business and wireless solutions and to empower enterprise developers to build Internet applications. The Company operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at WWW.JACADA.COM or at 1-800-773-9574.

This press release may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events, which by their nature involve substantial risks and uncertainties beyond the Company's control. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause actual results to differ materially from those contained in any forward-looking statements. For a more complete discussion of risk factors, please see the Company's filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 filed on October 14, 1999 and its Annual Report on Form 20-F for the year ended December 31, 1999.


                                       ###


General Media Contact
Ann Conrad
Jacada
770-352-1300
aconrad@jacada.com

Investor Relations Contact
Lisa Gagnon
Fleishman Hillard
404-739-0148
gagnonl@fleishman.com

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                   SEPTEMBER 30,              DECEMBER 31,
                                                                                       2000                       1999
                                                                               ----------------------     ----------------------
                                                                                     UNAUDITED
                                                                               ----------------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                           $  6,817                  $   5,141
  Short-term deposit                                                                     2,615                         56
  Marketable securities                                                                 30,731                     50,519
  Trade receivables (net of allowance for doubtful accounts of $ 123 as of
    September 30, 2000 and $ 40 as of December 31, 1999)                                 7,430                      3,760
  Other accounts receivable                                                                421                        261
                                                                               ----------------------     ----------------------

                                                                                        48,014                     59,737
                                                                               ----------------------     ----------------------

LONG-TERM RECEIVABLES                                                                      208                        128
                                                                               ----------------------     ----------------------

LONG-TERM INVESTMENTS:
Marketable securities                                                                   11,213                          -
Severance pay fund                                                                         530                        430
                                                                               ----------------------     ----------------------

                                                                                        11,743                        430
                                                                               ----------------------     ----------------------

PROPERTY AND EQUIPMENT, NET                                                              2,927                      2,140
                                                                               -------------------------------------------------

OTHER ASSETS (NET OF AMORTIZATION OF $ 31 AS OF
  SEPTEMBER 30, 2000 AND $ 0 AS OF DECEMBER 31, 1999)                                      469                          -
                                                                               ----------------------     ----------------------

                                                                                     $  63,361                  $  62,435
                                                                               =================================================

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                               SEPTEMBER 30,              DECEMBER 31,
                                                                                   2000                       1999
                                                                            ---------------------     ----------------------
                                                                                 UNAUDITED
                                                                            ---------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of  long-term debt                                               $   104                 $      194
  Trade payables                                                                     2,091                      1,443
  Deferred revenues                                                                  1,644                      3,024
  Accrued expenses and other liabilities                                             2,247                      1,761
                                                                            ---------------------     ----------------------

                                                                                     6,086                      6,422
                                                                            ---------------------     ----------------------
LONG TERM LIABILITIES:
  Accrued severance pay                                                                972                        677
  Long-term debt, net of current portion                                                 -                        186
  Offering expenses payable                                                            144                        296
                                                                            ---------------------     ----------------------

                                                                                     1,116                      1,159
                                                                            ---------------------     ----------------------
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
    Authorized: 30,000,000 shares as of September 30, 2000 and as of December 31, 1999; Issued and outstanding:18,329,043 shares as of September 30, 2000 and 17,610,893 shares as of
    December 31, 1999                                                                   54                         52
  Additional paid-in capital                                                        67,700                     66,941
  Deferred compensation                                                               (176)                      (272)
  Accumulated deficit                                                              (11,419)                   (11,867)
                                                                            ---------------------     ----------------------

Total shareholders' equity                                                          56,159                     54,854
                                                                            ---------------------     ----------------------

                                                                                 $  63,361               $     62,435
                                                                            =====================     ======================

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                               NINE MONTHS ENDED                    THREE MONTHS ENDED
                                                                 SEPTEMBER 30,                         SEPTEMBER 30,
                                                      ------------------------------------  ------------------------------------
                                                            2000               1999               2000               1999
                                                      -----------------  -----------------  -----------------  -----------------
                                                                                      UNAUDITED
                                                      --------------------------------------------------------------------------
Revenues:
  Software license                                          10,771            $  5,844             4,033            $  2,289
  Service and maintenance                                    6,561               4,349             2,739               1,603
                                                      -----------------  -----------------  -----------------  -----------------

Total revenues                                              17,332              10,193             6,772               3,892
                                                      -----------------  -----------------  -----------------  -----------------

Cost of revenues:
  Software license                                             503                 435                37                 175
  Service and maintenance                                    3,708               1,960             1,506                 714
                                                      -----------------  -----------------  -----------------  -----------------

Total cost of revenues                                       4,211               2,395             1,543                 889
                                                      -----------------  -----------------  -----------------  -----------------

Gross profit                                                13,121               7,798             5,229               3,003
                                                      -----------------  -----------------  -----------------  -----------------

Operating expenses:

Research and development, net                                3,587               2,415             1,365                 797
Sales and marketing                                          8,867               4,329             3,492               1,701
General and administrative                                   2,511               1,413               991                 498
                                                      -----------------  -----------------  -----------------  -----------------

Total operating expenses                                    14,965               8,157             5,848               2,996
                                                      -----------------  -----------------  -----------------  -----------------

Operating income (loss)                                     (1,844)               (359)             (619)                  7
Financial income, net                                        2,293                   5               783                   7
Other income (expense), net                                     (1)                (34)               (1)                  1
                                                      -----------------  -----------------  -----------------  -----------------

Net income (loss)                                           $  448           $    (388)           $  163           $      15
                                                      =================  =================  =================  =================

Basic earnings (loss) per share                            $ 0.02            $ (0.11)            $ 0.01              $ -
                                                      =================  =================  =================  =================

Weighted average number of shares used
  In computing basic net earnings (loss)
  per share                                              18,063,431         3,614,046          18,328,766          3,598,353
                                                      =================  =================  =================  =================

Diluted earnings (loss) per share                          $  0.02           $ (0.11)            $  0.01          $        -
                                                      =================  =================  =================  =================

Weighted average number of shares used
  in computing diluted earnings (loss) per
  share                                                 19,647,651           3,614,046        19,507,637           5,457,438
                                                      =================  =================  =================  =================